SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 1)
_______________________

CEDAR REALTY TRUST, INC.
(Name of Issuer)

Common Stock, Par Value $.06 per share
(Title of Class of Securities)

150602209
(CUSIP Number of Class
 of Securities)
_______________________

Michael L. Ashner	David J. Heymann
WRT Realty, L.P.	Post Heymann & Koffler LLP
7 Bulfinch Place	Two Jericho Plaza
Suite 500	Wing A, Suite 211
Boston, Massachusetts 02114	Jericho, New York 11753
(617) 570-4614	(516) 681-3636
______________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))

CUSIP NO. 150602209	13D	Page 2 of 7

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person WRT Realty, L.P. I.R.S. I.D. No.:
2.	Check the Appropriate Box if a Member of a Group *	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Sources of Funds * WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,069,323
	8.	Shared Voting Power - 0 -
	9.	Sole Dispositive Power 6,069,323
	10.	Shared Dispositive Power - 0 -
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,069,323 Shares
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 8.76%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 150602209	13D	Page 3 of 7

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Winthrop Realty Trust I.R.S. I.D. No.:
2.	Check the Appropriate Box if a Member of a Group *	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Sources of Funds * WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)	☐
6.	Citizenship or Place of Organization Ohio
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,069,323
	8.	Shared Voting Power - 0 -
	9.	Sole Dispositive Power 6,069,323
	10.	Shared Dispositive Power - 0 -
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,069,323 Shares
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 8.76%
14.	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 amends certain information contained in the Schedule 13D filed with the Securities Exchange Commission jointly by WRT Realty, L.P., a Delaware limited partnership (“WRT”), and Winthrop Realty Trust, an Ohio business trust (“Winthrop”) on December 19, 2011 (the “13D”) with respect to shares of Common Stock, par value $.06 per share (the “Common Stock”) of Cedar Realty Trust, Inc., a Maryland corporation (the “Issuer”).  Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 3.Source and Amount of Funds of Other Consideration.

Item 3 of the 13D is amended to add the following:

Since December 19, 2011, WRT purchased 873,293 shares of Common Stock for an aggregate purchase price of $4,162,489.  The source of funds to acquire the 873,293 shares of Common Stock was provided from the working capital of WRT.

Item 5.Interest of Securities of the Issuer.

Item 5 of the 13D is amended to read as follows:

(a)           WRT directly owns 6,069,323shares of Common Stockrepresenting 8.76% of the total outstanding Common Stock.  Winthrop, as the ultimate sole equity owner of WRT, beneficially owns all of the shares of Common Stock held by WRT.  The foregoing percentage is based upon 69,315,860 shares of Common Stock outstanding which represents the number of shares reported outstanding as February 29, 2012 on the cover of the Issuer's Annual Report on Form 10-K for the period ended December 31, 2011.

(b)           WRT and Winthrop have the sole power to vote and dispose of 6,069,323 shares of Common Stock.

(c)           Set forth below is a description of all transactions in Shares that were effected during the past sixty days by WRT.  All such transactions were purchases effected by WRT on the open market.

Date	Number of Shares	Price Per Share

2/28/2012	17,808	4.79
2/29/2012	106,953	4.77
3/1/2012	156,061	4.78
3/2/2012	115,559	4.70
3/5/2012	59,723	4.70
3/6/2012	193,200	4.71
3/7/2102	223,989	4.85

(d)  Not applicable

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(e)  Not applicable

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of the Reporting Persons.

Dated:  March 8, 2012

WRT REALTY, L.P.

By:	Winthrop Realty Trust, Its General Partner

	By:	/s/ Michael L. Ashner
Michael L. Ashner

WINTHROP REALTY TRUST

By:	/s/ Michael L. Ashner
Michael L. Ashner

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